# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: AIRWA INC., CIK 0001674440
CUSIP: 831445606
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 74 E. GLENWOOD AVE. #320, SMYRNA, Delaware (DE), 19977
Date of event which requires filing of this statement: 07/30/2026
Filed by CIK 0002149208
Persons authorized to receive notices and communications: mario stifano, 95 jules ave, woodbridge, Ontario Canada (A6), l4l1y2, 416-453-8433

## Reporting persons
- Stifano Mario (CIK 0002149208): type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); source of funds: personal funds (PF); sole voting power 100,000; shared voting power 0; sole dispositive power 100,000; shared dispositive power 0; aggregate amount beneficially owned 100,000 (9.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: AIRWA INC.
Address of issuer's principal executive offices: 74 E. GLENWOOD AVE. #320, SMYRNA, Delaware (DE), 19977

## Item 2. Identity and Background
Name of person filing: Mario Stifano
Residence or business address: 95 Jules Ave, Woodbridge, Ontario, L4L 1Y2, Canada
Present principal occupation or employment: executive//investor
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Citizenship: canada

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Person acquired the 100,000 shares of Common Stock reported herein in open-market purchases using personal funds. The aggregate purchase price for the shares was approximately $46,000

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4. Purpose of Transaction.

The Reporting Person acquired the shares of Common Stock reported herein based on the Reporting Person's belief that the shares represented an attractive investment.

The Reporting Person has significant concerns regarding the Issuer's capital allocation and financing practices, including the dilutive effect on existing shareholders of the Issuer's equity financing activities and the application of proceeds from such activities to fund acquisitions, including the acquisition of a 97% interest in Hongkong Best Life Trade Co., Limited announced by the Issuer on July 27, 2026 and completed on July 30, 2026, with $30 million of the purchase price paid in USDT (Tether). The Reporting Person also has concerns regarding the terms on which the Issuer has raised capital and any participation by related parties in the Issuer's financings.

In addition, the Reporting Person believes the Issuer possesses strategic value as a public vehicle that could be restructured or repurposed as an acquisition vehicle (or SPAC-like structure) focused on acquiring, developing, or operating high-value production and exploration assets within the critical minerals and natural resources sector.

The Reporting Person intends to engage in discussions with the Issuer's Board of Directors, management team, other shareholders, and potential strategic partners regarding:

1. Capital Allocation & Governance: Reviewing capital-raising practices, use of proceeds, corporate governance, and terms of related-party transactions.

2. Critical Minerals Strategy: Exploring operational or corporate pivot strategies to transition or utilize the Issuer's platform for critical minerals assets.

3. Books and Records Demand: Seeking to inspect the Issuer's books and records, including via a demand pursuant to Section 220 of the Delaware General Corporation Law.

Depending on various factors -- including the Issuer's response to these discussions, the Issuer's financial condition and prospects, the price and availability of the Issuer's securities, and general market and economic conditions -- the Reporting Person may from time to time take such actions with respect to the investment as deemed appropriate. These actions may include, without limitation: communicating with other shareholders or third parties; making proposals concerning capitalization, governance, asset acquisitions, or operational focus; nominating or supporting candidates for election to the Board of Directors; acquiring additional securities; disposing of some or all securities; or changing intentions with respect to any of the matters referred to in this Item 4.

Except as set forth in this Item 4, the Reporting Person has no present plans or proposals that relate to or would result in any of the actions or transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person reserves the right to change plans or intentions and to take any and all actions deemed appropriate, subject to applicable law.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person beneficially owns 100,000 shares of Common Stock, representing approximately 9.5% of the outstanding Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: Sole power to vote or direct the vote: 100,000; Shared power to vote or direct the vote: 0; Sole power to dispose or direct the disposition: 100,000; Shared power to dispose or direct the disposition: 0.
Transactions in the class effected during the past sixty days:
Recent Transactions: The following open-market transactions in the Common Stock were executed by the Reporting Person within the past 60 days:

* July 28, 2026: 25,000 shares purchased at $1.01 per share
* July 28, 2026: 25,000 shares purchased at $0.9654 per share
* July 29, 2026: 15,000 shares purchased at $0.2997 per share
* July 29, 2026: 20,000 shares purchased at $0.18 per share
* July 29, 2026: 15,000 shares purchased at $0.3954 per share
Other persons with the right to receive dividends or sale proceeds: No other person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except as described in this statement, the Reporting Person has no contracts, arrangements, understandings, or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including any transfer or voting of securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. The Reporting Person is not acting as a group

## Signatures
- Stifano Mario: /s/ mario stifano, mario stifano (08/07/2026)